Exhibit 1.1

PRESS RELEASE

Magic Delivers Strongest Quarter Ever with Double-Digit Increases in Revenues and Operating Income

Revenues for the first quarter of 2018 increased 15% year over year to a record-breaking $69.7 million; Operating income increased 19% year over year to a record-breaking $7.6 million; Non-GAAP operating income increased 16% year over year to a record-breaking $9.7 million

Or Yehuda, Israel, May 16, 2018 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development solutions and IT consulting services, announced today its financial results for the first quarter ended March 31, 2018.

Financial Highlights for the First Quarter Ended March 31, 2018

•	Revenues for the first quarter increased 15% to $69.7 million compared to $60.8 million in the same period last year.

•	Operating income for the first quarter increased 19% to $7.6 million compared to $6.3 million in the same period last year.

•	Non-GAAP operating income for the first quarter increased 16% to $9.7 million compared to $8.4 million in the same period last year.

•	Net income attributable to Magic’s shareholders for the first quarter increased 7% to $4.6 million, or $0.10 per fully diluted share, compared to $4.3 million, or $0.10 per fully diluted share in the same period last year.

•	Non-GAAP net income attributable to Magic’s shareholders for the first quarter increased 7% to $6.2 million, or $0.14 per fully diluted share, compared to $5.7 million, or $0.13 per fully diluted share, in the same period last year.

•	Cash flow from operating activities for the first quarter amounted to $7.3 million compared to $10.5 million in the same period last year.

•	As of March 31, 2018, Magic’s net cash, cash equivalents, short-term bank deposits and marketable securities, offset by financial liabilities, amounted to $50.5 million.

•	Magic is reiterating its fiscal year 2018 guidance issued in February for full year revenues of between $283 million to $293 million on a constant currency basis, reflecting annual growth of 10% to 14%.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said:

“Our record-breaking results speak for themselves, demonstrating that Magic has continued the forward momentum of a very strong 2017. Our fiscal year 2018 is off to an excellent start driven by the continued high demand for our products and professional services across all of our regions and markets.

“In keeping with our successful strategic direction, we remain focused on expanding our customer base as we continue to evolve our portfolio with powerful and innovative technologies in the fields of software application development, mobile, cloud, big data, and especially in integration, which I believe will account for the majority of an organization’s digital transformation efforts,” added Bernstein.

Conference Call Details

Magic’s management will host a conference call on Wednesday, May 16, at 10:00 am Eastern Daylight Time (7:00 am Pacific Daylight Time, 17:00 Israel Daylight Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-668-9141

UK: 0-800-917-5108

ISRAEL: 03-918-0609

ALL OTHERS: +972-3-918-0609

For those unable to join the live call, a replay of the call will be available for at least three months, under the Investor Relations section of Magic’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Magic’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic’s financial condition and results of operations. Magic’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets and other related costs;

•	In-process research and development capitalization and amortization;

•	Equity-based compensation expenses;

•	The related tax, non-controlling interests and redeemable non-controlling interests effects of the above items;

•	Change in valuation of contingent consideration related to acquisitions;

•	Change in value of put options of redeemable non-controlling interests.

•	Change in deferred tax assets on carry forward tax losses.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2017 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Debbie Sarig, PR & Content Manager

Magic Software Enterprises

ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2018	2017
	Unaudited
Revenues	$69,726	$60,761
Cost of Revenues	46,512	41,061
Gross profit	23,214	19,700
Research and development, net	1,521	1,616
Selling, marketing and general and administrative expenses	14,023	11,745
Increase in valuation of contingent consideration related to acquisitions	104	-
Total operating costs and expenses	15,648	13,361
Operating income	7,566	6,339
Financial income (expenses), net	198	(227)
Income before taxes on income	7,764	6,112
Taxes on income	1,976	1,250
Net income	$5,788	$4,862
Net income attributable to redeemable non-controlling interests	(733)	(458)
Net income attributable to non-controlling interests	(476)	(141)
Net income attributable to Magic’s shareholders	$4,579	$4,263

Net earnings per share
Basic	$0.10	$0.10
Diluted	$0.10	$0.10

Weighted average number of shares used in computing net earnings per share
Basic	44,489	44,388
Diluted	44,635	44,554

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2018		2017
	Unaudited		Unaudited

Revenues	$69,726	100%	$60,761	100%
Gross profit	24,565	35.2%	21,385	35.2%
Operating income	9,707	13.9%	8,381	13.8%
Net income attributable to Magic’s shareholders	6,151	8.8%	5,729	9.4%

Basic earnings per share	$0.14		$0.13
Diluted earnings per share	$0.14		$0.13

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2018	2017
	Unaudited

GAAP gross profit	$23,214	$19,700
Amortization of capitalized software and acquired technology	1,220	1,501
Amortization of other intangible assets	130	181
Stock-based compensation	1	3
Non-GAAP gross profit	$24,565	$21,385

GAAP operating income	$7,566	$6,339
Gross profit adjustments	1,351	1,685
Amortization of other intangible assets	1,480	1,594
Increase in valuation of contingent consideration related to acquisitions	104	-
Capitalization of software development	(798)	(1,250)
Stock-based compensation	4	13
Non-GAAP operating income	$9,707	$8,381

GAAP net income attributable to Magic’s shareholders	$4,579	$4,263
Operating income adjustments	2,141	2,042
Amortization expenses attributed to non-controlling interests and redeemable non-controlling interests	(383)	(398)
Deferred taxes on the above items	(186)	(178)
Non-GAAP net income attributable to Magic’s shareholders	$6,151	$5,729

Non-GAAP basic net earnings per share	$0.14	$0.13
Weighted average number of shares used in computing basic net earnings per share	44,489	44,388

Non-GAAP diluted net earnings per share	$0.14	$0.13
Weighted average number of shares used in computing diluted net earnings per share	44,635	44,558

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	March 31,	December 31,
	2018	2017
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$72,741	$76,076
Short-term bank deposits	849	732
Marketable securities	14,043	14,138
Trade receivables, net	82,872	82,051
Other accounts receivable and prepaid expenses	9,183	8,643
Total current assets	179,688	181,640

LONG-TERM RECEIVABLES:
Severance pay fund	3,136	3,226
Deferred tax assets	2,985	2,990
Other long-term receivables	4,694	2,015
Total long-term receivables	10,815	8,231

PROPERTY AND EQUIPMENT, NET	3,398	3,468
IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL, NET	146,510	149,200

TOTAL ASSETS	$340,411	$342,539

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$10,135	$9,771
Trade payables	13,862	12,185
Accrued expenses and other accounts payable	24,131	27,789
Liabilities due to acquisition activities	1,098	3,906
Deferred revenues and customer advances	9,814	5,586
Total current liabilities	59,040	59,237

NON-CURRENT LIABILITIES:
Long-term debt	26,962	27,814
Long-term deferred tax liability	11,031	11,331
Long-term liabilities due to acquisition activities	575	581
Accrued severance pay	3,928	4,174
Total non-current liabilities	42,496	43,900

REDEEMABLE NON-CONTROLLING INTERESTS	26,249	25,839

EQUITY:
Magic Software Enterprises equity	208,918	210,281
Non-controlling interests	3,708	3,282
Total equity	212,626	213,563

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$340,411	$342,539

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	For the Three months ended March 31,
	2018	2017
	Unaudited

Cash flows from operating activities:

Net income	$5,788	$4,862
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,163	3,540
Stock-based compensation	5	16
Amortization of marketable securities premium and accretion of discount	3	66
Gains reclassified into earnings from marketable securities	-	(106)
Increase in trade receivables, net	(3,622)	(4,313)
Increase in other long-term and short-term accounts receivable and prepaid expenses	(525)	(300)
Increase (decrease) in trade payables	1,713	(1,906)
Change in value of loans	(375)	1,827
Increase (decrease) in accrued expenses and other accounts payable	(2,842)	705
Increase in deferred revenues	4,193	6,151
Change in deferred taxes, net	(228)	(48)
Net cash provided by operating activities	7,273	10,494

Cash flows from investing activities:

Capitalized software development costs	(798)	(1,250)
Purchase of property and equipment	(257)	(285)
Cash paid in conjunction with acquisitions, net of acquired cash	(2,980)	(3,127)
Proceeds from maturity of marketable securities	-	2,225
Investment in marketable securities and short-term bank deposits	(117)	-
Short-term loan to a related-party	-	1,183
Net cash used in investing activities	(4,152)	(1,254)

Cash flows from financing activities:

Proceeds from exercise of options by employees	2	254
Dividend paid	(5,956)	-
Dividend paid to non-controlling interests	-	(103)
Dividend paid to redeemable non-controlling interests	(706)	(956)
Short-term credit, net	-	(55)
Change in Short-term and long-term loan from banks, net	12	5,479
Net cash provided by (used in) financing activities	(6,648)	4,619

Effect of exchange rate changes on cash and cash equivalents	192	353

Increase (decrease) in cash and cash equivalents	(3,335)	14,212
Cash and cash equivalents at the beginning of the year	76,076	75,314
Cash and cash equivalents at the end of the period	$72,741	$89,526